No. 812- 15136

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT

CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d)

AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

In the Matter of the Application of

JEFFERIES PRIVATE CREDIT BDC INC.

JEFFERIES FINANCE LLC

JEFFERIES CREDIT MANAGEMENT LLC

JFIN ASSET MANAGEMENT LLC

APEX CREDIT PARTNERS LLC

APEX CREDIT CLO 2015-II LTD.

APEX CREDIT CLO 2016 LTD.

APEX CREDIT CLO 2017 LTD.

APEX CREDIT CLO 2017-II LTD.

APEX CREDIT CLO 2018 LTD.

APEX CREDIT CLO 2018-II LTD.

APEX CREDIT CLO 2019 LTD.

APEX CREDIT CLO 2019-II LTD.

JEFFERIES DIRECT LENDING FUND LP

JEFFERIES DIRECT LENDING FUND SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND LP

JEFFERIES DIRECT LENDING OFFSHORE FUND B LP

JEFFERIES DIRECT LENDING OFFSHORE FUND C LP

JEFFERIES DIRECT LENDING OFFSHORE FUND SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND C SPE LLC

JFIN CLO 2012 LTD.

JFIN CLO 2013 LTD.

JFIN CLO 2014-II LTD.

JFIN CLO 2015 LTD.

JFIN REVOLVER CLO 2015 LTD.

JFIN REVOLVER CLO 2017 LTD.

JFIN REVOLVER CLO 2017-II LTD.

JFIN REVOLVER CLO 2017-III LTD.

JFIN REVOLVER CLO 2018 LTD.

JFIN REVOLVER CLO 2019 LTD.

JFIN REVOLVER CLO 2019-II LTD.

JFIN REVOLVER CLO 2020 LTD.

JFIN REVOLVER FUND, L.P.

520 Madison Avenue

New York, NY 10022

All Communications, Notices and Orders to:

Daniel M. Duval

Chief Legal Officer

Jefferies Finance LLC

520 Madison Avenue

New York, NY 10022

(212) 708-2748

Copies to:

Michael R. Rosella Frank Lopez Vadim Avdeychik Paul Hastings LLP 200 Park Avenue New York, New York 10166 (212) 318-6800	Ryan Brizek Rajib Chanda Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 (202) 636-5500

October 22, 2020

I.	INTRODUCTION

1.	Requested Relief

Jefferies Private Credit BDC Inc. and its related entities, identified in section I.2 below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (as defined below) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (as defined below) set forth in this Application.

2.	Applicants Seeking Relief

•

Jefferies Private Credit BDC Inc. (“JPCBDC”), an externally managed, closed-end, non-diversified management investment company that intends to make an election pursuant to Section 54(a) of the Act to be regulated as a BDC;

•

Jefferies Finance LLC (“Jefferies Finance”), investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors[3], JFIN Asset Management LLC (“JFAM”), investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors, Apex Credit Partners LLC (“Apex”), investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors,[4] and Jefferies Credit Management LLC (“JCM”), which intends to act as the investment adviser to JPCBDC, on behalf of itself and its successors. Jefferies Finance, JFAM, Apex and JCM, are referred to as the “Jefferies Advisers.” Jefferies Finance is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). JCM intends to register with the Commission under the Advisers Act. Jefferies Finance, its affiliates and its direct and indirect wholly-owned subsidiaries, including JFAM, Apex and JCM, from time to time may hold various financial assets in a principal capacity (together, in such capacity, the “Existing Jefferies Proprietary Accounts” (as set forth in Appendix C hereto) and, together with any Future Jefferies Proprietary Account (as defined below), the “Jefferies Proprietary Accounts”); and

•

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) (the “Existing Affiliated Funds” and, together with JPCBDC, the Jefferies Proprietary Accounts and the Jefferies Advisers, the “Applicants”).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term successor, as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	Each of JFAM and Apex is a relying adviser of Jefferies Finance.

3.	Defined Terms

“Adviser” means Jefferies Finance, JFAM, Apex and JCM, together with any future investment adviser that (i) controls, is controlled by or is under common control with Jefferies Finance, JFAM, Apex or JCM, as applicable, (ii) is registered as, or is a relying adviser of, an investment adviser under the Advisers Act and intends to participate in the Co-Investment Program, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Advisers to Affiliated Funds” means the Jefferies Advisers (except JCM) and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means JCM, and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund5” means the Existing Affiliated Funds, the Existing Jefferies Proprietary Accounts, any Future Affiliated Fund (as defined below) and any Future Jefferies Proprietary Account. No existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions (as defined below) regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (as defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current

[5]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) or their ability to rely on Rule 3a-7. During the investment period of a CLO, the CLO may engage in customary transactions with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a Co-Investment Transaction (as defined below) that are then transferred to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in a Co-Investment Transaction and such securities will remain subject to the Order.

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (as defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board- Established Criteria, although Applicants anticipate that, under normal circumstances, a Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose), except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that could permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation could otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price7 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly- Owned Investment Sub (defined below)) participated together with one or more Regulated Funds and/or one or more Affiliated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity formed in the future (a) whose investment adviser is an Adviser (except JCM), (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7), or (y) relies on Rule 3a-7, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future Jefferies Proprietary Accounts” means any direct or indirect, wholly- or majority-owned subsidiary of Jefferies Finance, or any other Adviser, formed in the future that, from time to time, may hold various financial assets in a principal capacity.

[7]

The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

“Future Regulated Fund” means a closed-end management investment company formed in the future (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19). No Independent Director (including any non-interested member of an Independent Party) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more other Regulated Funds and/or one or more Affiliated Funds that were acquired prior to participating in any Co-Investment Transaction in:

(i) transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii) transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means JPCBDC, any Future Regulated Fund and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii), in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in the definition of such term.

“Required Majority” means a “required majority” as defined in Section 57(o).8

“RIC” means a registered investment company that has elected to be treated for tax purposes as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”).

“Tradable Security” means a security that at the time of Disposition:

(i) trades on a national securities exchange or designated offshore securities market, as defined in Rule 902(b) under the Securities Act;

(ii) is not subject to restrictive agreements with the issuer or other security holders; and

(iii) trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41)) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by JPCBDC or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(7), or 3(c)(5)(C), or (b) relied on Rule 3a-7 under the Act.

II.	APPLICANTS

Each Applicant below may be presumed to be directly or indirectly controlled9 by Jefferies Group LLC (together with its subsidiaries, collectively, “Jefferies Group”) and/or Massachusetts Mutual Life Insurance Company (“MassMutual” and, together with Jefferies Group, the “JF Investors10”). Through these interests in Jefferies Finance, each entity may in turn be presumed to control the Regulated Funds and Affiliated Funds. Jefferies Group, however, will not participate in the Co-Investment Transactions. Accordingly, Jefferies Group has not been included as an Applicant. MassMutual is a life insurance and financial services company. MassMutual has various business lines that it operates through its wholly- or

[8]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[9]

While Jefferies Group and MassMutual may be presumed to control Jefferies Finance, based upon the composition of Jefferies Finance’s Board of Directors and the independence of its operations and management, neither entity has a controlling influence over the management or policies of Jefferies Finance and therefore does not actually control Jefferies Finance.

[10]

Jefferies Group currently offers advisory services through the following registered advisers: Jefferies Research Services LLC, Jefferies Investment Advisers, LLC and CoreCommodity Management, LLC. MassMutual currently offers advisory services through the following registered advisers: MMLISI Financial Alliances, LLC, MML Investment Advisers, LLC and Barings LLC.

majority-owned subsidiaries. MassMutual has obtained its own co-investment order11 and MassMutual clients will not participate in the Co-Investment Transactions, as MassMutual generally targets different investment strategies or asset classes. Accordingly, MassMutual has not been included as an Applicant. JPCBDC or any other Regulated Fund as defined in the Application will not rely on the MassMutual order. The MassMutual order will continue to be utilized by MassMutual and its designated clients for co-investment transactions in accordance with its terms. This Application will only be available to and used in connection with co-investment transactions involving the Applicants identified herein, which does not include MassMutual clients. MassMutual maintains a completely separate investment process from Jefferies Finance and no investment opportunities are coordinated with or generally offered to clients of the other entity. MassMutual has no ability to cause clients of Jefferies Finance to enter into any transaction with MassMutual or its clients. Jefferies Finance will not present co-investment opportunities with a Regulated Fund to MassMutual clients and will not accept such clients as participants in any Co-Investment Transaction. Jefferies Finance will maintain compliance procedures designed to ensure that MassMutual clients will not invest in any investments that are subject to a Co-Investment Transaction.

1.	Jefferies Private Credit BDC Inc.

JPCBDC is a Maryland corporation that intends to elect to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act. Prior to relying on the requested order, JPCBDC will have filed an election to be regulated as a BDC under the Act.

The investment objectives and strategies of JPCBDC will be to generate current income and, to a lesser extent, capital appreciation primarily through privately negotiated investments in debt and equity securities of upper middle market companies. JPCBDC will invest primarily in floating rate first lien leveraged loans, including through unitranche investments, and floating rate second lien leveraged loans of domestic upper middle market issuers. In certain instances, JPCBDC may also make subordinated or mezzanine debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities. JPCBDC will target investments primarily in upper middle market companies with annual EBITDA generally in excess of $50 million that require capital for acquisition financing and for growth. In addition, JPCBDC and its affiliated persons, as defined in Section 2(a)(3)(C) of the Act, together will have the ability to provide “one stop” financing with the ability to hold larger investments than each would be able to hold alone. The ability to hold larger investments should benefit JPCBDC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing JPCBDC to optimize its portfolio composition, and (iv) allowing JPCBDC to provide capital to upper middle market companies in order to help such companies finance: (a) buyouts; (b) add-on acquisitions; (c) recapitalizations and refinancings; and (d) other related activity.

JPCBDC intends to elect to be treated as a RIC under the Code upon its election to be regulated as a business development company under the Act, and to operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of JPCBDC (the “Jefferies BDC Board”) is comprised currently of one sole director for organizational purposes. JCM is expected to serve as JPCBDC’s investment adviser.

[11]	In Re Barings Corporate Investors, U.S. Securities and Exchange Commission, Investment Company Act Release No. 32864 (Oct. 19, 2017) (available at https://www.sec.gov/rules/ic/2017/ic-32864.pdf).

2.	Jefferies Finance

Jefferies Finance was formed under the laws of the State of Delaware on October 7, 2004 and is registered under the Advisers Act. Jefferies Finance is a joint venture between (i) Jefferies Group, a subsidiary of Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation) (a publicly traded company) and the holding company for Jefferies LLC, a global securities and investment banking firm, and (ii) MassMutual, a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts. Each JF Investor owns, directly or indirectly, 50% of the equity in, and contributes significant resources and infrastructure support to, Jefferies Finance.

Jefferies Finance is a finance company that underwrites and originates secured commercial loans. Jefferies Finance may also acquire secured commercial loans in the secondary market. The commercial loans originated or acquired by Jefferies Finance may include revolving credit loans and term loans, first lien or second lien loans and asset based loans and cash flow loans. A small portion of Jefferies Finance’s portfolio may also include bonds or other debt instruments and, in certain cases, equity instruments.

3.	JFIN Asset Management LLC

JFAM was formed under the laws of the State of Delaware on February 1, 2016 and is a registered investment adviser under the Advisers Act. It is a wholly-owned subsidiary of Jefferies Finance and subject to supervision and control by Jefferies Finance. JFAM serves as the collateral manager or portfolio manager of certain of the Existing Affiliated Funds. JFAM is a relying adviser of Jefferies Finance.

4.	Apex Credit Partners LLC

Apex was formed under the laws of the State of Delaware on October 20, 2014 and is a registered investment adviser under the Advisers Act. It is a wholly-owned subsidiary of Jefferies Finance and subject to supervision and control by Jefferies Finance. Apex serves as the collateral manager or portfolio manager of certain of the Existing Affiliated Funds. Apex is a relying adviser of Jefferies Finance.

5.	Jefferies Credit Management LLC

JCM, a Delaware limited liability company, which intends to submit an application on Form ADV to become registered as an investment adviser under the Advisers Act, is being established to serve as investment adviser to JPCBDC and any Future Regulated Fund. JCM would be responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of JPCBDC on an ongoing basis. JCM intends to use an investment team to review and approve investments for JPCBDC.

6.	Existing Affiliated Funds

The Jefferies Advisers (except JCM) are the investment advisers to the Existing Affiliated Funds. Each of the Jefferies Advisers that is an investment adviser to an Existing Affiliated Fund is a registered investment adviser under the Advisers Act or a relying adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.

7.	The Jefferies Proprietary Accounts

The Jefferies Proprietary Accounts, from time to time, may hold various financial assets in a principal capacity.

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In section III.1.a below, Applicants first discuss the overall investment process that would apply to initial investments under the Order, as well as subsequent transactions with issuers. In sections III.1.c and III.1.d, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without reliance on the Order.

1.	Overview

Applicants include registered investment advisers that are under common control with Jefferies Finance. As of November 30, 2019, Jefferies Finance managed over $11.0 billion of capital, including $9.6 billion of leveraged loan assets managed on balance sheet and through 27 different collateralized loan obligations, warehouse facilities and separately managed accounts. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of JPCBDC once its BDC election is made, the Act.

Jefferies Finance maintains relationships with numerous private equity managers, and this broad coverage of the private equity space generates a significant volume of investment opportunities. As a result, the Advisers must determine how to allocate those opportunities in a manner that is, over time, fair and equitable to all of their clients and, following the BDC election by JPCBDC, does not violate the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4). Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds were to be invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Funds could be required to forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by this Application for certain initial investments, Follow-On Investments and Dispositions as described below.

Applicants discuss the need for the requested relief in greater detail in section III.3 below.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (1) be fair and equitable to the Regulated Funds and the Affiliated Funds and (2) comply with the Conditions contained in the Order.

a.	The Investment Process

The investment process consists of three stages: (1) the identification and consideration of investment opportunities (including opportunities for Follow-On Investments); (2) order placement and allocation; and (3) consideration by each applicable Regulated Fund’s Board when a Potential Co- Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

i.	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that investment teams (“Investment Teams”)12 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Teams responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).13 In addition,

[12]	Investment Teams responsible for an area of investment may, but need not, include investment professionals and senior management from among one or more of the Advisers.
[13]

Representatives from each Adviser to a Regulated Fund will be members of each Investment Team, or are otherwise entitled to participate in each meeting of any Investment Team, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team.

the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

ii.	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team(s), formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and the applicable Investment Team(s) may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Team will approve the investment and the investment amount. Thereafter, the applicable Investment Team will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Advisers’ written allocation policies and procedures, by both the allocation committee, consisting of legal, compliance, and operations personnel and/or applicable Investment Team of the Adviser. 14 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in section III.1.a.iii below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15

[14]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.
[15]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by each Adviser’s legal and compliance team, led by its chief legal officer and chief compliance officer and approved by the Board of each Regulated Fund.

iii.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (as defined below) and Pro Rata Follow-On Investments (as defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

b.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights so that no such fund receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Regulated Funds and Affiliated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Regulated Fund and Affiliated Fund participating in the transaction will occur within ten business days of each other.

c.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that is, over time, fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in an issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in section III.1.c.i below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in section III.1.c.ii below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

i.	Standard Review Follow-Ons

A Regulated Fund may invest in a Standard Review Follow-On either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment in which (i) the participation of each Regulated Fund and each Affiliated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment and (ii), in the case of a Regulated Fund, a majority of such fund’s Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investment as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more other Regulated Funds and/or one or more Affiliated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

ii.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre- Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds must comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

d.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that is, over time, fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in an issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in section III.1.d.i below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in section III.1.d.ii below and governed by Condition 7.

[16]	See note 29, below.

i.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition in which (i) the participation of each Regulated Fund and each Affiliated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii), in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for a Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

ii.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[17]	See note 27, below.
[18]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long-term liabilities.

[19]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition) and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition but would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

e.	Use of Wholly-Owned Investment Subs

JPCBDC or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

2.	Applicable Law

a.	Section 17(d) and Section 57(a)(4)

Section 17(d) generally prohibits an “affiliated person” (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•

any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC)[20]; or any person who is an “affiliated person” of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds, together with other Regulated Funds and Affiliated Funds, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

[20]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included solely because (a) that person is directly or indirectly controlled by a business development company or (b) that person is, within the meaning of Section 2(a)(3)(C) or (D), an “affiliated person” of a person described in (a) above.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.21

b.	Rule 17d-1

Rule 17d-1 generally prohibits an “affiliated person” (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first- or second-tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an “affiliated person” (as defined in Section 2(a)(3)) of or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in such rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1 (b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[21]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question. . . .”).

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based and Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of Section 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23 Furthermore, the U.S. Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

3.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Regulated Funds and Affiliated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be “affiliated persons” vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) the Advisers to the Affiliated Funds manage, and may be deemed to control, each of the Existing Affiliated Funds and any other Affiliated Fund will be managed by, and may be deemed to be controlled by, an Adviser to Affiliated Funds; (ii) JCM is the investment adviser to, and may be deemed to control, JPCBDC, and an Adviser to Regulated Funds will be the investment adviser to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Regulated Funds and the Advisers to Affiliated Funds are under common control. Thus, each of the Affiliated Funds, including any BDC Downstream Fund, could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and, therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus also subject to the provisions of Rule 17d-1 and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

[22]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[23]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[24]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

In addition, because the Jefferies Proprietary Accounts are controlled by an Adviser and, therefore, may be under common control with JPCBDC, any future Advisers and any Future Regulated Funds, the Jefferies Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or Section 57(b) and also prohibited from participating in the Co-Investment Program.

4.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.25 Although the various precedents involved somewhat different formulae, the Commission has accepted as a basis for relief from the prohibitions on joint transactions the use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the precedent orders cited in this Application.

Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend the Standard Precedent to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

THL Credit, Inc. and its affiliates previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants base this Application on the application of THL Credit, Inc. and its affiliates, for which an order was granted on September 19, 2018 (the “THL Order”).26 Applicants believe that the relief requested herein is consistent with the policy underlying the THL Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

The Commission also has issued orders extending co-investment relief to proprietary accounts.27

[25]

See, e.g., THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Investment Company Act Rel. Nos. 32461 (January 31, 2017) (notice) and 32509 (February 7, 2017) (order).

[26]	See THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order).
[27]

See Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2015) (order).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the stockholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1 (b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds and on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their stockholders and do not involve overreaching by any person concerned, including the Advisers.

1.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their stockholders.

Each Regulated Fund and its stockholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are reasonable and fair to the Regulated Funds and their stockholders.

2.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s stockholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no such fund receives terms more favorable than any other; (ii) a Required Majority of each

Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that a pro rata approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies and purposes of the Act and would be done in a manner such that each Regulated Fund’s participation is not different from, or less advantageous than, that of the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

a.

The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

b.

When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

a.

If the Adviser deems a Regulated Fund’s participation in any Potential Co- Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

b.

If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.a.ii above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

c.

After making the determinations required in Condition 1(b), each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.

the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

ii.	the transaction is consistent with:

A.	the interests of the Regulated Fund’s equity holders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

A.

the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Regulated Funds and Affiliated Funds is made is the same and (y) the earliest settlement date and the latest settlement date of any Regulated Fund or Affiliated Fund participating in the transaction will occur within ten business days of each other; or

B.

any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund, or any affiliated person of any other Regulated Fund or Affiliated Fund, receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

iv.

the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[28] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co- Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9,[29] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.	Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be

[28]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[29]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which such Regulated Fund already holds investments.

purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions

a.

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

i.	the Adviser to such Regulated Fund or Affiliated Fund[30] will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

b.

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any other Regulated Fund and the Affiliated Funds.

c.	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

i.

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[31] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition 6; or

ii.

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

[30]	Any Jefferies Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[31]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

d.

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions

a.

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

i.	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

ii.	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

iii.

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 7.

b.

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

i.	the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A) and (iv); and

ii.	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

c.	Additional Requirements. The Disposition may only be completed in reliance on the Order if:

i.

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to any other Regulated Fund and the Affiliated Funds;

ii.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

iii.

Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

iv.

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[32] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

v.

No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a)(9)).

8.	Standard Review Follow-Ons

a.

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

i.

the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

ii.

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

b.	No Board Approval Required. A Regulated Fund may participate in the Follow- On Investment without obtaining prior approval of the Required Majority if:

[32]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

i.

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[33] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

ii.	it is a Non-Negotiated Follow-On Investment.

c.

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a standalone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

d.	Allocation. If, with respect to any such Follow-On Investment:

i.

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.

the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.a.ii above.

e.

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition 8 will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons

a.

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

[33]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

i.	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

ii.

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

iii.

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 9.

b.

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

c.	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

i.	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

ii.

Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

iii.

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any

Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

iv.

No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a)(9)).

d.	Allocation. If, with respect to any such Follow-On Investment:

i.

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

ii.

the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.1.a.ii above.

e.

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval

a.

Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

b.

All information presented to the Regulated Fund’s Board pursuant to this Condition 10 will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

c.

Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of this Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

d.

The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.

Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.

Director Independence. No Independent Director (including the non-interested members of each Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in Section 2(a)(3)) of any Affiliated Fund.

13.

Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[34] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment

[34]	Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

Transaction other than (i), in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii), in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.

Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

1.	Communications

Please address all communications concerning this Application and the related notice and Order to:

Daniel M. Duval

dduval@jefferies.com

Chief Legal Officer

Jefferies Finance LLC

520 Madison Avenue

New York, NY 10022

(212) 708-2748

Please address any questions, and a copy of any communications, concerning this Application and the related notice and Order to:

Michael R. Rosella

mikerosella@paulhastings.com

Frank Lopez

franklopez@paulhastings.com

Vadim Avdeychik

vadimavdeychik@paulhastings.com

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

Tel: (212) 318-6800

Rajib Chanda

rajib.chanda@stblaw.com

Ryan Brizek

ryan.brizek@stblaw.com

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Tel: (202) 636-5500

2.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 22nd day of October, 2020.

Jefferies Private Credit BDC INC.

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Finance LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Asset Management LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit Partners LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Credit Management LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN CLO 2012 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN CLO 2013 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN CLO 2014-II Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN CLO 2015 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2015-II Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2016 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2017 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2017-II Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2018 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2018-II Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2019 Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Apex Credit CLO 2019-II Ltd.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Fund LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Fund SPE LLC
By: Jefferies Direct Lending Fund LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Offshore Fund LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Offshore Fund B LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Offshore Fund C LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Offshore Fund SPE LLC
By: Jefferies Direct Lending Offshore Fund LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

Jefferies Direct Lending Offshore Fund C SPE LLC
By: Jefferies Direct Lending Offshore Fund C LP
By: JFIN Asset Management LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2015 Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2017 Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2017-II Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2017-III Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2018 Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2019 Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2019-II Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver CLO 2020 Ltd.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

JFIN Revolver, L.P.
By: JFIN GP Adviser, its general partner

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 22, 2020 for and on behalf of Jefferies Finance LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

JEFFERIES FINANCE LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 22, 2020 for and on behalf of JFIN Asset Management LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

JFIN ASSET MANAGEMENT LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 22, 2020 for and on behalf of Apex Credit Partners LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APEX CREDIT PARTNERS LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 22, 2020 for and on behalf of Jefferies Credit Management LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

JEFFERIES CREDIT MANAGEMENT LLC

By:	/s/ Daniel M. Duval
Name:	Daniel M. Duval
Title:	Authorized Signatory

APPENDIX A

Below is a listing of the Existing Affiliated Funds and their respective Advisers other than the Jefferies Proprietary Accounts.

Existing Affiliated Fund	Adviser

Apex Credit CLO 2015-II Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2016 Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2017 Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2017-II Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2018 Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2018-II Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2019 Ltd.	Apex Credit Partners LLC

Apex Credit CLO 2019-II Ltd.	Apex Credit Partners LLC

Jefferies Direct Lending Fund LP	JFIN Asset Management LLC

Jefferies Direct Lending Fund SPE LLC	JFIN Asset Management LLC

Jefferies Direct Lending Offshore Fund LP	JFIN Asset Management LLC

Jefferies Direct Lending Offshore Fund B LP	JFIN Asset Management LLC

Jefferies Direct Lending Offshore Fund C LP	JFIN Asset Management LLC

Jefferies Direct Lending Offshore Fund SPE LLC	JFIN Asset Management LLC

Jefferies Direct Lending Offshore Fund C SPE LLC	JFIN Asset Management LLC

JFIN CLO 2012 Ltd.	Apex Credit Partners LLC

JFIN CLO 2013 Ltd.	Apex Credit Partners LLC

JFIN CLO 2014-II Ltd.	Apex Credit Partners LLC.

JFIN CLO 2015 Ltd.	Apex Credit Partners LLC

JFIN Revolver CLO 2015 Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2017 Ltd.	Jefferies Finance LLC

Appendix A-1

JFIN Revolver CLO 2017-II Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2017-III Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2018 Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2019 Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2019-II Ltd.	Jefferies Finance LLC

JFIN Revolver CLO 2020 Ltd.	Jefferies Finance LLC

JFIN Revolver Fund, L.P.	Jefferies Finance LLC

Appendix A-2

APPENDIX B

Resolution of Board of Directors of Jefferies Private Credit BDC Inc.

RESOLVED, that Daniel M. Duval (the “Authorized Officer”), be, and hereby is, authorized, empowered and directed, in the name and on behalf of Jefferies Private Credit BDC Inc. (the “Corporation”), to cause to be executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Corporation’s Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

RESOLVED, that the Authorized Officer be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Corporation; and

RESOLVED, that any officer of the Corporation be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument or provision.

(Adopted on June 15, 2020)

Appendix B-1

APPENDIX C

Existing Jefferies Proprietary Accounts

1.	Apex Credit Partners LLC

2.	JFIN Asset Management LLC

3.	JFIN Fund III LLC

4.	Jefferies Direct Lending Fund C LP

5.	Jefferies Direct Lending Fund C SPE LLC

6.	Jefferies Credit Management LLC

7.	Jefferies Finance LLC

8.	JFIN Business Credit Fund I LLC

9.	JFIN Revolver Holdings LLC

10.	JFIN Revolver Holdings II LLC

11.	JFIN High Yield Investments LLC

12.	Jefferies Finance Europe, SCSp

13.	Jefferies Finance Europe, S.L.P.

14.	MassMutual – Proprietary Account – SMA

Appendix C-1